Form N-SAR
Sub-Item  77M
Mergers
US Value Fund
International Equity Fund
333-106142, 811-21371

On October 13, 2003, two series of Vontobel Funds, Inc., Vontobel U.S. Value Fund and Vontobel International Equity Fund merged into the Registrant, a newly-created registered investment company. All of the assets and liabilities of Vontobel U.S. Value Fund and Vontobel International Equity Fund were transferred to the corresponding series of the Registrant. The circumstances and details of the merger are contained in the August 29, 2003 SEC filing, Conformed Submission Type 497, accession number 0000950134-03-012353 (File No. 333-106142), and such filing is herein incorporated by reference as an exhibit to Sub-Item 77M of Form N-SAR.